

August 26, 2021

Vivek Ranadivé
Chairman and Co-Chief Executive Officer
BowX Acquisition Corp.
2400 Sand Hill Rd., Suite 200
Menlo Park, CA 94025

> **Re: BowX Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed August 13, 2021**
> **File No. 333-256133**

Dear Mr. Ranadivé:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 30, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-4

Post-Business Combination Ownership Structure, page 152

1. We note your response to prior comment 2. Please revise the footnote disclosure to provide information consistent with the beneficial ownership information provided in the Beneficial Ownership of Securities section with respect to Mr. Neumann's aggregate ownership in the company. In addition, please also revise the footnote disclosure to clarify that the Class C shares may be exchanged for Class A shares or cash, at the company's election.

Certain Relationships and Related Persons Transactions, page 328

2. We note your response to prior comment 6. Please disclose the applicable beneficial

ownership level that would terminate the observation right. In addition, please revise your risk factor disclosure on page 40 to discuss the observation right.

General

3.   We note that you have removed shares underlying the 19,919,026 privately offered shares of Class C common stock from registration in response to prior comment 1, and have reduced the total number of shares registered by 8,788,845 shares. So that we can better understand which shares are now included in the 646,521,155 shares registered and which are included in the 655,300,000 of Aggregate Merger Consideration, please provide a reconciliation of the number and type or source of shares that are included in each.   We note each of these may or may not include shares of Class C Common Stock, an unspecified number of shares underlying various types of equity awards that may be calculated assuming cash exercise or net-settlement, and WeWork partnerships profits interest units. We also note disclosure in the footnote to the fee table that there are expected to be issued approximately 558,230,678 shares of BowX Class A Common stock and 19,919,026 shares of Class C common stock to be issued to WeWork stockholders, which number does not include the shares underlying various equity awards.   Please clarify whether this means that there are 77,150,296 shares underlying the equity awards and whether that number assumes the awards are settled in cash or net-settled.

You may contact Kristina Marrone at 202-551-3429 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or Pamela Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David Peinsipp